July 25, 2024

Atanas H. Atanasov
Chief Financial Officer
HF Sinclair Corp
2828 N. Harwood, Suite 1300
Dallas, Texas 75201

       Re: HF Sinclair Corp
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-41325
Dear Atanas H. Atanasov:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation